
Mailstop 3233

March 19, 2018

Via E-mail
Mr. Thomas A. Bartlett
Executive Vice President, Chief Financial Officer and Treasurer
American Tower Corporation
116 Huntington Avenue
Boston, MA 02116

> **Re: American Tower Corporation**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Filed February 28, 2018**
> **File No. 001-14195**

Dear Mr. Bartlett:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2017

Item 7. Management's Discussion and Analysis Of Financial Condition and Results of Operations

1.   Reference is made to page 30 where you discuss the ongoing transition from 2G to 4G technology in India. We also note your growing presence within India through acquisitions in the last few years and the dynamic and evolving environment such as the accelerated consolidation of carriers in the marketplace. Given such facts and circumstances, please expand your discussion in future filings to include a more robust discussion and analysis of any known trends or uncertainties related to the current Indian marketplace and its reasonably expected impact upon your operations and any events that are likely to cause a material change in the relationship between costs and revenues. Reference is made to Rule 303(a)(3)(ii) of Regulation S-K and SEC Interpretive Release

33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations".

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Peter McPhun at 202-551-3581 or me at 202-551-3468 with any questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and
Commodities